UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER

PROMOTORA VALLE HERMOSO, INC
(Exact name of registrant as specified in its charter)

COLORADO	02-0755762
(State or other jurisdiction of incorporation or organization)	(I.R.S Employer Identification No.)

1809 E. Broadway St, Suite 346, OVIEDO, FL 32765
(Address of principal executive offices)

(800) 377-2137
(Registrant's telephone number, including area code)

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)

OF THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

REPORT OF CHANGE IN MAJORITY OF DIRECTORS

August 8, 2008

Promotora Valle Hermosa, Inc. (“we” or the "Company") is sending this Information Statement to you and each of the Company's other stockholders with respect to the pending appointment of its new Board of Directors. The appointment of a new board of directors is occurring pursuant to an Acquisition Agreement (the "Agreement") dated March 24, 2008, between the Company, OJSC “494 UNR”, a corporation formed under the laws of the Russian Federation(“494 UNR”) and the principal stockholders of 494 UNR.

On August 5, 2008, the Company completed the acquisition of 66.83% of the total outstanding shares of common and preferred stock of 494 UNR from the controlling stockholder of 494 UNR by issuing an aggregate of 20,500,000 shares of our common stock to the Selling Stockholders, in exchange for 66.83% of the total outstanding common and preferred shares of 494 UNR.

494 UNR is a construction company with its principal offices located in Bronnitsy (Moscow region), Russian Federation.  494 UNR operates in the Russian Federation, primarily in the Moscow region, and specializes in infrastructure build and supply services, including the construction of roads, highways and bridges, design/build apartment and office buildings and parks, warehouses, shopping centers and retail facilities, hotels, commercial housing projects and light industrial projects for governments, developers, businesses and end users. 494 UNR also performs activities such as demolition, clearing, large-scale earthwork and grading, dewatering, drainage improvements and structural concrete.

Please refer to our reports filed with the SEC for a discussion of the business of the Company and 494 UNR and of this transaction, and in particular our Current Report on Form 8-K, filed August 7, 2008, which relates specifically to the acquisition of 494 UNR.

This information is provided for information purposes only. We are not soliciting proxies in connection with the items described herein. You are urged to read this Information Statement carefully. You are not, however, required to take any action.

The information contained in this Information Statement concerning the designees for the Company's Board of Directors has been furnished to the Company by such designees, and the Company assumes no responsibility for the accuracy, completeness or fairness of any of that information.

At the close of business on August 5, 2008, there were 24,464,799 shares of the Company's Common Stock issued and outstanding. The Company's Common Stock is the only class of its securities outstanding having the right to vote for the election of directors of the Company. Each share of Common Stock entitles its record holder to one vote.

This Information Statement is being sent on or about August 11, 2008.

BOARD DESIGNEES

The persons listed below in this Information Statement (the "Board Designees") are to be elected to the Board of Directors effective August 21, 2008:

NAMES AND ADDRESSES OF BOARD DESIGNEES	AGE	OCCUPATION

Alexei Alexeivich Kim	36	Chief Executive Officer of the Company and Deputy Chief Accounting Officer, 494 UNR

Iuriy Vladimirivich Shevchenko	37	Chief Financial Officer And Secretary of the Company and Deputy Director General of the Financial and Economic Planning Department, 494 UNR

Yushkevich Sergey Petrovich	42	Chief Accounting Officer of the Company and Deputy Chief Accountant, 494 UNR

The addresses of Messrs. A.A. Kim, Shevchenko and Yushkevich are: c/o OJSC 494 UNR, 4 Stroitelnaya St., Bronitsy, Moscow District, Russia 141070.

On August 5, 2008, Mr. Ramon E. Rosales resigned as Chairman of the Board of Directors and as Chief Executive Officer, and the Board appointed Mr. Alexei Ivanovich Kim as Chairman of the Board to fill the vacancy on the Board of Directors resulting from the resignation of Mr. Rosales and also appointed Mr. Kim as President of the Company.  On this date, Ms. Maria Fernanda Rosales and Ms. Maria G. Rosales having resigned as Chief Financial Officer and Secretary/Treasurer, respectively, the Board appointed Mr. Alexei Alexeivich Kim as Chief Executive Officer, Mr. Iuriy Vladimirivich Shevchenko as Chief Financial Officer and Secretary and Mr. Yushkevich Sergey Petrovich as Chief Accounting Officer.

The Board also elected Messrs. Alexei Alexeivich Kim, Iuriy Vladimirivich Shevchenko and Yushkevich Sergey Petrovich as directors effective, August 21, 2008, 10 days following the mailing to our stockholders of this Schedule 14F as to their election, as required by the rules and regulations of the SEC.  At that time, Ms. Maria Fernanda Rosales and Ms. Maria G. Rosales will resign as directors. See “DIRECTORS AND EXECUTIVE OFFICERS” below.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of August 5, 2008, the Company had a total of 24,464,799 shares of common stock issued and outstanding, which is the only issued and outstanding voting equity security of the Company.

The following table sets forth, as of August 5, 2008, certain information with respect to the beneficial ownership of our common stock by each stockholder known by us to be the beneficial owner of more than 5% of our common stock and by each of our current directors and executive officers. Each person has sole voting and investment power with respect to the shares of common stock, except as otherwise indicated. Beneficial ownership consists of a direct interest in the shares of common stock, except as otherwise indicated.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Class(1)
Alexei Ivanovich Kim c/o OJSC 494 UNR, 4 Stroitelnaya St., Bronitsy, Moscow District, Russia 141070.	20,500,000 shares of common stock	83.79%
All Officers and Directors as a Group (6 persons)	20,500,000 shares of common stock	83.79%

 (1) Based on 24,464,799 shares of common stock issued and outstanding as of August 5, 2008. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed above, based on information furnished by such owners, have sole investment and voting power with respect to such shares, subject to community property laws where applicable.

Changes in Control:

The March 24, 2008 Agreement, described above, resulted in a change in control of the Company.

LEGAL PROCEEDINGS

As of the date of this statement, there is no material proceeding to which any director, officer, affiliate, or shareholder of the Company is a party adverse to the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Existing Directors and Officers.

The following table and text set forth the names and ages of all directors and executive officers of the Company as of August 5, 2008.  The Board of Directors is comprised of only one class.  All of the directors will serve until the next annual meeting of stockholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  Officers are elected at the Annual Meeting of the Board of Directors, which immediately follows the Annual Meeting of Stockholders.

There are no family relationships among directors and executive officers, except that Alexei A. Kim is the son of Alexei I. Kim.

Also provided herein is a brief description of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the Federal securities laws.

Name	Age	Position with Company
Alexei Ivanovich Kim	60	Chairman of the Board of Directors and President
Alexei Alexeivich Kim	36	Chief Executive Officer
Iuriy Vladimirivich Shevchenko	37	Chief Financial Officer and Secretary
Yushkevich Sergey Petrovich	42	Chief Accounting Officer
Maria Fernanda Rosales	34	Director
Maria G. Rosales	29	Director

Background of Officers and Directors

The following is a brief account of the education and business experience during at least the past five years of each director, executive officer and key employee, indicating the principal occupation during that period, and the name and principal business of the organization in which such occupation and employment were carried out.

Mr. Alexei Ivanovich Kim, age 60, our Chairman of the Board and President, graduated from Frunze Polytechnical Institute in engineering and is an Honoured Builder of Russian Federation. He held executive positions at enterprises in the construction sector and was awarded several times by Russian Federation and Moscow authorities for merit in this sector. Mr. A.I. Kim has been General Director of 494 UNR from 1997 to the present. He led the company from the small enterprise to a much larger company which took part in large-scale construction projects including building and maintaining roads and building commercial and residential buildings.

Alexei A. Kim, age 36, our Chief Executive Officer, graduated from West Bohemian University, has been the deputy Chief Accounting Officer of 494 UNR from 1999 to 2005, and has co-managed all key 494 UNR projects. From 2005 to 2006, Mr. A.A. Kim was marketing director LLC 494 UNR-INVEST, where he developed strategy and vision, oversaw the business operations and marketing, and developed and implemented advertising policy and public relations. Commencing in 2006, Mr. A.A. Kim has been a vice-president of 494 UNR, co-managing all 494 UNR projects, enhancing business infrastructure and corporate management.

Mr. Iuriy Vladimirivich Shevchenko, age 37, our Chief Financial Officer, graduated with honors from the Yaroslav Military Finance School. From 1992 to 1995, he worked as chief accountant and financial department chief at 494 UNR. From 1995 to 1997, he was the chief accountant and assistant chief for the financial and economic planning and was in charge of the implementation of the company’s financial strategy and investment effectiveness analysis. From 1997 to 1998 at 494 UNR, he was the deputy chief of the financial and economic planning department and supervised the financial data and planning discipline. From 1998 to the present, Mr. Shevchenko has been the deputy director general of the financial and economic planning department at 494 UNR, in charge of financial resources management, with responsibility for negotiating with commercial banks and financial institutions, and supervises the development of the company’s credit policies and asset management and preparation of the financial statements for 494 UNR.

Sergei P. Yushkevich, age 42, our Chief Accounting Officer and Secretary graduated from Sverdlovsk Ural Polytechnic Institute. In 2003, he graduated from the Moscow Military Institute for Federal Border Patrol Services.  Mr. Yushkevich started his work experience in 1982 at the Ordzhonekidze Plant, where he was in charge of diagnosis and tuning radio electric equipment. From 1983 until 1988, he worked at the Urals Mechanic Plant, where he was in charge of testing and controlling of the radio electric equipment tuning. During 1989 to 1992, Mr. Yushkevich worked as a construction engineer at the All-Union Automatics Scientific Research Institute. He was responsible for the development and implementation of new standards for radio electric equipment and certification of the new materials and developed new software programs for automatic quality control systems. From 1994 to 1996, he worked at the UNR 1054 as an accountant and later as the chief accountant. Since 1996 to present he has been the deputy chief accountant at 494 UNR.

Maria Fernanda Rosales, director, has served as a director since February 2007, and as CFO from that date to the date of her resignation, August 21, 2008. She has over 16 years experience in real estate development. From 1997 to April 2007, Mrs. Rosales was one of three shareholders and the President of Maria Paz, the wholly owned subsidiary of Promotora Valle Hermoso Corporation. Mrs. Fernanda Rosales holds a Master’s Degree in Management, San Francisco University of Ecuador.

Maria G. Rosales has served as Secretary and Treasurer from February 2007 until the date of her resignation from these offices, August 21, 2008, and as a director since February 2007.  Ms. Rosales has joined the Maria Paz construction project in 2004 as a Vice President and Marketing Director. From 1998 to 2004, Mrs. Maria G. Rosales was in the management of such companies as Tee-Off  Golf Club, Inc. and PROGETROL  CIA. Ltda. Mr. Maria G. Rosales holds a Bachelor’s degree from the San Francisco University of Ecuador

Involvement in Certain Legal Proceedings.

Except as stated below, during the past five years, no director, person nominated to become a director, executive officer, promoter or control person of our Company:

     (1) was a general partner or executive officer of any business against which any bankruptcy petition was filed, either at the time of the bankruptcy or two years prior to that time;

     (2) was convicted in a criminal proceeding or named subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

     (3) was subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; or

     (4) was found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

Compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended.

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and executive officers and persons who own more than 10% of a registered class of the Company's equity securities to file various reports with the Securities and Exchange Commission concerning their holdings of, and transactions in, securities of the Company.  Copies of these filings must be furnished to the Company.

The Company believes that all individual filing requirements applicable to the Company's directors and executive officers were complied with under Section 16(a) during the year ended December 31, 2007.

The Company's Board of Directors does not have any standing audit, nominating, or compensation committees.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

PROMOTORA VALLE HERMOSO, INC.

/s/ Alexei Ivanovich Kim
Alexei Ivanovich Kim Chairman of the Board of Directors and President
Dated: August 8, 2008